SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
2/8/19


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
1,005,920

8. SHARED VOTING POWER
1,255,975

9. SOLE DISPOSITIVE POWER
1,005,920
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,255,975


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,261,895 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
4.07%

14. TYPE OF REPORTING PERSON

IA

____________________________________________________________
1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,005,920

8. SHARED VOTING POWER
1,255,975

9. SOLE DISPOSITIVE POWER
1,005,920
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,255,975


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,261,895 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
4.07%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,005,920

8. SHARED VOTING POWER
1,255,975

9. SOLE DISPOSITIVE POWER
1,005,920
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,255,975


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,261,895 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
4.07%



14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
1,005,920

8. SHARED VOTING POWER
1,255,975

9. SOLE DISPOSITIVE POWER
1,005,920
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,255,975


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,261,895 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
4.07%



14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #10 to the schedule 13D filed May 15, 2015. Except as specifically set forth herein, the Schedule 13D remains unmodified.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the 10-Q filed on November 7, 2018, there were 55,558,243 shares of common stock outstanding as of October 22, 2018. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of February 8, 2019, Bulldog Investors, LLC is deemed to be the beneficial owner of 2,261,865 shares of HIL (representing 4.07% of HIL's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of ,and dispose of, these shares. These 2,261,895 shares of HIL include 1,005,920 shares (representing 1.81% of HIL's outstanding shares) that are beneficially owned by Messrs. Goldstein, Dakos and Samuels, and the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners LP, Full Value Partners, LP, and
MCM Opportunity Partners, LP (collectively,"Bulldog Investors Group of Funds"). All other shares included in the aforementioned 2,261,895 shares of HIL beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 1,255,975 shares (representing 2.26% of HIL's outstanding shares).

(b)Bulldog Investors,LLC has sole power to dispose of and vote 1,005,920 shares. Bulldog Investors, LLC has shared power to dispose of and vote 1,255,975 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of HIL's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.



c) Since the last filing on 12/17/18 the following shares of HIL were sold:

Date:		        Shares:		Price:
12/17/18		(25,000)	3.2549
12/18/18		(100,000)	3.4361
12/19/18		(80,000)	3.7333
12/20/18		(25,000)	3.9218
12/21/18		(25,000)	3.5713
12/24/18		(10,000)	3.1459
01/04/19		(800)		3.1956
01/07/19		(10,000)	3.2111
01/08/19		(8,900)		3.2380
01/09/19		(7,372)		3.2142
01/10/19		(10,000)	3.2214
01/11/19		(3,858)		3.2037
01/14/19		(8,382)		3.2264
01/15/19		(7,468)		3.1835
01/16/19		(3,272)		3.1808
01/17/19		(4,300)		3.1522
01/22/19		(15,000)	3.2455
01/23/19		(21,782)	3.2814
01/24/19		(34,300)	3.3248
01/25/19		(24,023)	3.3862
01/28/19		(49,273)	3.4048
01/29/19		(14,000)	3.3598
01/30/19		(10,954)	3.3561
01/31/19		(19,673)	3.3922
02/01/19		(23,442)	3.3839
02/04/19		(5,732)		3.4193
02/05/19		(10,000)	3.3963
02/06/19		(6,204)		3.3617
02/07/19		(22,686)	3.3576
02/08/19		(15,000)	3.3596



d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) The Reporting Persons ceased to be the beneficial owner of more than 5% of HIL's common stock on February 8, 2019 based on the 10-Q filed November 7, 2018.

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/11/19

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.